SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Thermage, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
88343R 10 1
(CUSIP Number)
Martin P. Sutter
Essex Woodlands Health Ventures Fund V, L.P.
21 Waterway Avenue, Suite 225
The Woodlands, Texas 77380
(281) 364-1555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2007
(Date of Event which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13G-1(b)

☑	Rule 13G-1(c)

☐	Rule 13G-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	88343R 10 1	Page	2	of	10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures Fund V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,675,221

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,675,221

WITH	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,675,221

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.1%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	88343R 10 1	Page	3	of	10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures V, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,675,221

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,675,221

WITH	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,675,221

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.1%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	88343R 10 1	Page	4	of	10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James L. Currie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,675,221

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,675,221

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,675,221

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	88343R 10 1	Page	5	of	10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,675,221

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,675,221

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,675,221

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	88343R 10 1	Page	6	of	10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Immanuel Thangaraj

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,675,221

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,675,221

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,675,221

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14	TYPE OF REPORTING PERSON

IN

ORIGINAL REPORT ON SCHEDULE 13G/A
Item 1.
(a)	Name of Issuer: Thermage, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
25881 Industrial Boulevard Hayward, California 94545
Item 2.
     (a) Name of Person Filing: This Schedule 13G/A is being filed jointly by Essex Woodlands Health Ventures Fund V, L.P. (the “Partnership”), Essex Woodlands Health Ventures V, L.L.C., the general partner of the Partnership (the “General Partner”), James L. Currie, an individual, Martin P. Sutter, an individual, and Immanuel Thangaraj, an individual (each a “Manager”, collectively, the “Managers”, and together with the Partnership and the General Partner, the “Reporting Persons”).
     (b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway, Suite 225, The Woodlands, Texas 77380.
     (c) Citizenship: (i) Essex Woodlands Health Ventures Fund V, L.P. is a Delaware limited partnership; (ii) Essex Woodlands Health Ventures V, L.L.C. is a Delaware limited liability company; (iii) James L. Currie, Martin P. Sutter, and Immanuel Thangaraj are all individuals who are citizens of the United States.
     (d) Title and Class of Securities: Common Stock, par value $.001 per share
     (e) CUSIP Number: 88343R 10 1
Item 3. If this statement is filed pursuant to §§ 240.13G-1(b) or 240.13G-2(b) or (c), check whether the person filing is a:
     (a)     ☐     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     (b)     ☐     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c)     ☐     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d)     ☐     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a 8).
     (e)     ☐     An investment adviser in accordance with 240.13G 1(b)(1)(ii)(E);
     (f)     ☐     An employee benefit plan or endowment fund in accordance with 240.13G 1(b)(1)(ii)(F);
     (g)     ☐     A parent holding company or control person in accordance with 240.13G 1(b)(1)(ii)(G);

     (h)     ☐     A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i)     ☐     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a 3);
     (j)     ☐     Group, in accordance with 240.13G 1(b)(1)(ii)(J).
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned.
     As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of 1,675,221 shares of Common Stock, owned outright by the Partnership. The Partnership received Common Stock in the Company’s initial public offering through a conversion of Series C Preferred Stock. The Series C Preferred Stock was purchased as part of a private placement on March 11, 2002 and May 23, 2002.
     The General Partner may be deemed to have voting control and investment discretion over securities owned by the Partnership. The Managers may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by the General Partner. The foregoing should not be construed in and of itself as an admission by the General Partner or the Managers as to beneficial ownership of the shares owned by the Partnership.
(b) Percent of Class.
     7.1% of the Common Stock (see Item 4(a) above), which percentage was calculated based on 23,589,753 shares of Common Stock outstanding following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Commission on November 13, 2006.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,675,221

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 1,675,221
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
     N/A
Item 8. Identification and Classification of Members of the Group
     N/A
Item 9. Notice of Dissolution of Group
     N/A
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
     Date: January 31, 2007

ESSEX WOODLANDS HEALTH VENTURES FUND V, L.P.			INDIVIDUALS:

By:	Essex Woodlands Health Ventures VI, L.P.
/s/ James L. Currie

	By:	Essex Woodlands Health Ventures VI, L.L.C.	Name: James L. Currie

/s/ Martin P. Sutter

	Name:	Martin P. Sutter	/s/ Martin P. Sutter

	Title:	Managing Director	Name: Martin P. Sutter

ESSEX WOODLANDS HEALTH VENTURES V, L.L.C.			/s/ Immanuel Thangaraj

Name: Immanuel Thangaraj

/s/ Martin P. Sutter

Name:	Martin P. Sutter
Title:	Managing Director